Filed by Primo Water Corporation

pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: Primo Water Corporation

Commission File No. 001-34850

V I A V I D
communications simplified.

Primo Water Corporation

Third Quarter 2016 Earnings Conference Call

November 1, 2016

C O R P O R A T E   P A R T I C I P A N T S

Katie Turner, ICR, Moderator

Billy Prim, Chairman and Chief Executive Officer

Matt Sheehan, President and Chief Operating Officer

Mark Castaneda, Chief Financial Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Kara Anderson, B. Riley & Company

Matt Blazei, Lake Street Capital Markets

Mike Grondahl, Northland Securities

Michael Petusky, Barrington Research

P R E S E N T A T I O N

Operator:

Good day, ladies and gentlemen, and welcome to Primo Water's Third Quarter 2016 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. If anyone should require assistance during the conference, please press star, zero on your touchtone phone. As a reminder, this conference is being recorded.

I would like to introduce your host for today's conference, Ms. Katie Turner. Ma'am, please begin.

Katie Turner:

Thank you. Good afternoon and welcome to Primo Water's Third Quarter 2016 Earnings Conference Call. On the call with me today are Billy Prim, Chairman and Chief Executive Officer, Matt Sheehan, President and Chief Operating Officer, and Mark Castaneda, Chief Financial Officer. By now everyone should have access to the release that went out this afternoon at approximately 4:05 p.m. Eastern Time. If you have not received today's press release, it's available on the Investor Relations portion of Primo Water's website at www.primowater.com. This call is being webcast, and a replay will be available on the Company's website.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Before we begin, we'd like to remind everyone that the prepared remarks contain forward-looking statements, including financial guidance, and Management may make additional forward-looking statements in response to your questions. The forward-looking statements should be considered within the meaning of the applicable Securities laws and regulations regarding such statements. Many factors could cause actual results to differ from those forward-looking statements, and we can give no assurance of their accuracy, and Primo Water assumes no obligation to update them. We encourage participants to carefully read the section on forward-looking statements included in the press release issued this afternoon, and in all documents that Primo Water files with the SEC.

It's now my pleasure to turn the call over to Primo Water's CEO, Billy Prim.

Billy Prim:

Thank you, Katie. Good afternoon, everyone, and thank you for joining us today to review our third quarter 2016 results. I will begin today's call discussing the positive macro trends that continue to benefit our business and some thoughts on our previously announced acquisition of Glacier Water. Then, Matt will provide the highlights on our recent quarter and an update on the progress of our key strategies. Finally, Mark will review our financial information in more detail and provide our outlook for the remainder of the year.

We are pleased to report another quarter of impressive growth driven by strong momentum across our business. The strength of our performance continues to be driven by a couple of factors. First, health and wellness continues to be the top driver of growth in the water category. The portion of consumers avoiding sugar in their diet is up seven percentage points over last year to 61%, according to an annual survey by the International Food and Information Council. Not surprisingly, approximately 70% of those surveyed say they are switching to water.

Secondly, there is increased consumer concern over municipal water quality. Here in North Carolina, where we are headquartered, the state and our utilities continually debate the cause of contamination of the ground water supply. Similar examples can be found all over the country. This highlights the continued media attention to the drinking water quality. We believe these factors are helping drive the growth in the bulk water category. Industry sources predict that bottled water will, on a per capita basis, outperform carbonated soft drinks in 2016 for the first time ever. We also continue to see strength in consumer dispenser purchases and conversion of these purchases into new water households using our Exchange and Refill water. We are proud that Primo Water is increasingly the trusted water solution for consumers in search of healthy, safe, and quality drinking water across the US and Canada.

With those market forces in mind, we are also excited as we work toward the closing of our previously announced acquisition of Glacier Water, which is on track to be completed by the end of the year. We expect this acquisition to be transformative for our Company with the following strategic benefits. On a combined basis, we will more than double many of the key financial metrics of our current business, including net sales, operating income, and Adjusted EBITDA. We will benefit from increased scale and, in turn, significant synergies and efficiencies.

Additionally, the transaction diversifies our retailer customer concentration while doubling our locations to 46,000. Importantly, we can achieve this location growth with little or no overlap of machine placement at the same retail locations, creating a nearly fully complementary business combination. We also expect the acquisition will offer cross-selling opportunities for our portfolio of products. Finally, the strong reoccurring cash flows of our combined businesses will facilitate a rapid debt reduction and provide the capital for continued growth.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Both the Primo and Glacier brands have strong consumer recognition. This acquisition will fit perfectly within our core business and long-term strategy, as we will gain a truly complementary offering to our existing Refill business. This allows us to drive market leadership in each business we operate. Post-closing of the transaction, we will schedule an Analyst Call to review the financial projections of the combined business for 2017 and beyond.

Before I turn the call over to Matt, I would like to welcome him to our Board of Directors. On behalf of the Board, it is with great pleasure that I announce his appointment as a new Director effective October 31. Matt has been an instrumental leader and his contributions have played an integral role in the development and achievements of Primo since he joined the Team in 2012.

In addition, upon closing of the acquisition, we are pleased to have Charles Norris, Chairman of the Board of Directors of Glacier Water, join our Board as a new Director. We believe the addition of both Matt and Charles, with their seasoned experience and strategic leadership skills, will be valuable at this important juncture in Primo’s history and we look forward to their future contributions.

We couldn’t be more pleased with the hard work and dedication of our Team as they have consistently executed our strategic growth initiatives over the last several years. Going forward, we are excited to create an even stronger foundation for growth of the combined Company through the addition of the Glacier Team. Today more than ever before, Primo is strongly positioned with the right product offering, strategic initiatives, and team of committed employees to support our future growth over the next several years.

In summary, we are confident in our ability to deliver on our future goals, in which we believe will drive long-term value creation for our Shareholders.

With that, I will now turn the call over to Matt to discuss the highlights of our recent quarter and a few of our key strategies in more detail. Matt?

Matt Sheehan:

Thank you, Billy. On today’s call I’ll discuss some of the highlights of the quarter and provide more detail on the progress against our key strategies.

First, to the third quarter performance, we are pleased to announce results exceeded our guidance with record revenue of $35.5 million and record Adjusted EBITDA of $6.7 million. The strength and consistency of our performance continues to be driven by a focus on operational execution of our strategies. Further, we capitalized on the strength of our dispenser unit sales and conversion of these purchases into new water households using our Exchange or Refill water. We are proud that Primo Water is an increasingly trusted water solution for consumers in search of safe, quality, and convenient drinking water across the US and Canada.

With that high-level overview of the quarter, I would now like to provide a few notable updates on our key strategies. As a reminder, we have six key strategies that continue to drive our performance: first, grow household penetration of dispensers; second, improve connectivity of our dispensers and our water; third, increase retail outlets; fourth, drive unit economics; fifth, having highly engaged teams; and lastly, doing all of these while living our Company values.

First, grow household penetration of dispensers; in the third quarter, we continued to see strong dispenser sell-through, which was 166,000 units. This was a record level of dispenser sell-through not only in 2016 but since inception. We are excited by this growth, especially given the increasing base upon which we grow. This performance was not only in our core US business but also in our license model in Canada.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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The second notable strategy is improving connectivity of our Dispensers and our water. The record levels of Dispenser sell-through helped propel an 8.9% increase in US Exchange same-store unit growth. We believe this continues to demonstrate how increased Dispenser sell-through is driving water sales. The third quarter marked our 18th consecutive quarter of 8.5% or higher same-store unit growth in our US Exchange business.

We are increasing our focus on ways to connect consumers to our water at the point of initial purchase of a dispenser. The majority of our marketing initiatives are directed to: one, drive household dispenser purchases through retail or online partners; and, two, help connect them to our Exchange or Refill water. We have been and continue to test programs that will help us understand incremental sales opportunities. Additionally, upon closing of the Glacier acquisition, we will be able to market an outdoor refill option to our Dispenser consumers, making it significantly more convenient.

Next, increase retail outlets; during the third quarter we added 300 net retail locations, the majority being Walmarts in both the US and Canada. Over the last year we have added approximately 1,900 overall locations before taking into account store closures. We are confident in our location pipeline while being mindful of the closure and consolidation trends in the marketplace. This consolidation, while it may impact our net location count, historically has had very little impact on our economics.

Finally, drive unit economics; driving unit economics comes from increasing unit revenue, reducing operating costs or decreasing capital spend per installation.

As it relates to unit revenue, we will continue to focus on gaining productivity from an existing location, which is much more valuable than a new location. We continue to analyze and test tactics at our existing stores to drive improvement. For instance, we continue to test and scale programs in Refill that help drive awareness of the compelling value proposition to consumers. These tests, including price per gallon call-outs and digital messaging, have shown an initial positive impact on same-store sales and healthy ROIs. As we have previously discussed, we have a regimented test protocol in which we test small, constantly iterate, and scale successful tests rapidly. We look forward to discussing these and other tests as we analyze and make rollout decisions.

Moving on to operating costs, the third quarter continued to demonstrate the availability of incremental leverage through improved costs of distribution in Water and cost improvements in Dispensers. This drove a 300-plus basis point gross margin improvement to 31.2% in the third quarter versus last year.

In summary, we are pleased with our execution and excited about the opportunities ahead as we continue to focus and deliver on our key strategic initiatives.

With that, I will turn the call over to Mark to cover our financial results.

Mark Castaneda:

Thanks, Matt. I will review our financial results in more detail. Then, I'll provide an update on our full-year guidance. Lastly, I'll turn the call back over to Billy for closing remarks.

To help Investors understand our operating results, we do provide Adjusted EBITDA and pro forma EPS, which are non-GAAP financial measures. A reconciliation of these can be found in today’s earnings press release posted on our website.

We are very pleased with the results for our third quarter, which exceeded our guidance for both sales and Adjusted EBITDA. Our third quarter top-line grew at 4.8% to a record $35.5 million driven by growth in the Water segment. During the quarter, Water segment sales increased 7.0% as a result of an 8.1% growth in our US Exchange business and 5.4% growth in our US Refill business. Dispenser revenue sell-in to the channel was essentially flat at $9.3 million compared to the prior year. However, our Dispenser sell-through to end-consumers increased 13.4% to a record 166,000 units.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Moving down the P&L, gross margin expanded over 300 basis points to 31.2% compared to 28.1% in the prior-year period. The significant improvement in margin is due to our continued supply chain cost improvements as we generate greater leverage across fixed costs in both Water and Dispenser segments. We believe these improvements will remain near these elevated levels throughout 2016.

Next, SG&A decreased to $4.9 million from $5 million in the prior year and decreased to 13.8% from 14.7% as a percentage of sales, illustrating the leverage in our business. Interest expense for the quarter decreased 3% to $477,000 as a result of lower average debt balances. Adjusted EBITDA increased 28.1% to a record $6.7 million from $5.2 million in the prior-year period. This illustrates the leverage and high quality of earnings in our model.

On a GAAP basis, net income was up over 85% to $2.5 million and diluted earnings per share increased to $0.08 from $0.05 in the prior year. On a pro forma basis, diluted earnings per share was $0.13 up from $0.09 in the prior-year period.

Continuing on to our balance sheet, we ended the quarter with $2.3 million in cash and had $15 million available under our revolving credit facility. Our total leverage ratio at the end of the quarter was below 1 times Adjusted EBITDA. This is a significant improvement from a couple of years ago, as we have substantially increased our EBITDA performance and paid down debt.

On a stand-alone basis, we are raising our guidance for the full year and expect sales in the range of $133.2 million to $134.4 million and Adjusted EBITDA of $22.3 million to $22.7 million. After we complete the acquisition of Glacier Water, we will conduct a Financial Modeling Call to review our 2017 outlook for the combined businesses. We filed our Form S-4 with the SEC on October 21 and will work through the process of registering the shares we are issuing in connection with the acquisition. As Billy mentioned, we expect the acquisition to close in 2016.

I will now turn the call over to Billy for closing remarks.

Billy Prim:

Thanks, Mark. We are very pleased with our year-to-date results and believe we have made significant progress on our strategic plan resulting in top-line growth, improved operational efficiencies, and greater profitability. Further, the acquisition of Glacier Water will strengthen our foundation as we continue to execute on our key initiatives and drive increased value for Shareholders.

As always, we appreciate the hard work and dedication of our employees, service providers, and retail partners, and remain committed to our mission of inspiring healthier homes thru better water.

This concludes our prepared remarks. We are now ready to take your questions. Operator?

Operator:

Thank you. Ladies and gentlemen, at this time, if you have a question, please press the star, then the number one key on your touchtone phone. If your question has been answered or you wish to remove yourself from queue, you can do so by pressing the pound key. If you have a question, please press star and then one.

Our first question is from Kara Anderson of B. Riley & Company. Your line is open.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Kara Anderson:

Hi. Thanks for taking my questions. I'll start with a couple of housekeeping items. Can you provide the margin for Water and Dispensers separately in the quarter, gross margin that is?

Mark Castaneda:

Sure. The gross margins for Dispensers were around 11.4%. Gross margins for Water were 38.2%.

Kara Anderson:

Then the second housekeeping question is on total location count at the end of the quarter. Could you provide the breakout of Water versus Dispensers?

Mark Castaneda:

Sure. The total location count is around 7,600 Dispenser locations and just over 19,000 with Water.

Kara Anderson:

Great. Thank you. Then when thinking about your full-year guidance raise and what it implies for Q4, I'm just wondering if any part of the Dispenser segment was pulled forward into Q3 from Q4 relative to sort of your expectations.

Mark Castaneda:

Well, Q4 is a non-key quarter for us, so we did raise our guidance slightly, but we didn't want to raise it too far just because it is a non-key quarter. We were being conservative.

Kara Anderson:

Okay. Then last for me, if you could—and maybe I missed this—but your plan or expectations for new locations given the pending acquisition with Glacier Water, if you could update us on that.

Matt Sheehan:

Hey, Kara. Good question. Glacier will get us to about 46,000 locations and we still see a good runway to 50,000 to 60,000 locations over time.

Kara Anderson:

Are you able to provide sort of what we might expect on an annual basis or if we'll see a pause maybe as a result of the acquisition?

Matt Sheehan:

I think our annual targets remain about the same, 1,500 to 2,000 a year.

Kara Anderson:

Great. Thank you. I'll jump back in the queue.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Operator:

Thank you. Our next question is from Matt Blazei of Lake Street Capital. Your line is open.

Matt Blazei:

Hey, guys, another great quarter.

Billy Prim:

Thanks.

Matt Blazei:

I've got a couple of questions. Your Exchange to Refill mix on the Water segment sit somewhere around two-thirds to one-third at the traditional Primo Water. What do you think that looks like post the Glacier acquisition?

Mark Castaneda:

So, post the Glacier acquisition we expect our Refill to be just over 50% of the business and Exchange to be around 25%, somewhere in those ranges.

Matt Blazei:

Got it. Okay. So it's going to basically flip-flop, so that Refill will be about two-thirds and Exchange will be about one-third?

Mark Castaneda:

Yes.

Billy Prim:

That is correct.

Matt Blazei:

Okay. Secondly, I'm just curious, when you do finish the transactions, what are the integration—are there any integration issues that you're going to have to tackle right off the bat? I mean, it seems as far as integration it ought to be a pretty straightforward one.

Billy Prim:

Matt, this is Billy. It is fairly straightforward. As far as details about what that integration is going to look like, that's what we're going to give on the Analyst Call going forward. But you've got to remember, we're both in the refill business. They're very similar businesses, so we don't expect a lot of complexity there.

Matt Blazei:

Okay. Thank you, guys.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Billy Prim:

Mm-hm.

Operator:

Thank you. Our next question is from Mike Grondahl of Northland Securities. Your line is open.

Mike Grondahl:

Yes. Thanks for taking my questions and congratulations on a nice quarter. The first question just has to do with—obviously the acquisition is going to bring a lot of scale on a much larger platform, and having 46,000 locations up from 26,000 locations, how do you think you can benefit or sort of leverage the marketing side of the business; any plans or ideas there?

Matt Sheehan:

Hey, Mike. I think it's a good question. As Billy mentioned, we're really early innings here and trying to still learn that Glacier business. That's one of the good opportunities for us. We do think that cross-selling, if I can use marketing in a broader sense, will be important to both retailers and consumers. For instance, there are Glacier refill locations that do not have dispensers today. So if I use marketing in a broad sense, I think those are pretty good opportunities, not just for retail partnerships but also for consumers to find the razor and the blade in the same store.

Mike Grondahl:

Got you. Following up on that a little bit, how many—I don't know if it's top 10 or top 15—of either the Glacier or the Primo customers, would you say don't have dispensers refill or exchange? Trying to map out your main three products in your top, say, 15 stores, I mean is there a lot of opportunities there?

Mark Castaneda:

We're not sharing numbers at this time, but we think that opportunity is healthy. Not sure what some (phon) of those numbers are exactly yet, but we'll be digging into that over the next couple of months.

Mike Grondahl:

Okay. Okay. Then, if you see and when you see those opportunities—you know, to rollout dispensers or outdoor refill like you mentioned—is there a reason why that stuff couldn't be tackled and executed, say, over two- to three-year time?

Billy Prim:

Matt, I don't see any reason that we can't fully integrate and start realizing some of the benefits in the first couple of years. I think as it goes to specifics that you're asking for, how many potential overlaps are there and how many are going to try to add in Year 1, Year 2, Year 3, I think those are things that we'd like to give out in detail on the Analyst Call after we close the acquisition. So, I'd hate to give out too general statements at this point in time when we're going to give some specifics in the next few weeks.

Mike Grondahl:

Sure. No. That's fair. Then the last question for me, as I've been just thinking of the synergies and the opportunities, could you talk about historically if you've had any price increases at Primo, and then how we might think about price increases going forward?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Billy Prim:

I think that we've said in the past that pricing has been very stable in this business and we think it'll continue to be very stable. We feel comfortable. Obviously, we are competitors in the marketplace, but the marketplace has been fairly stable and we think it will be that way going forward.

Mike Grondahl:

Okay. Thank you, guys.

Operator:

Thank you. Our next question is for Mike Petusky of Barrington Research. Your line is open.

Michael Petusky:

Good afternoon, guys. Nice job. So last—I think the second quarter conference call, you guys talked about offering, I guess, a broader number of lower-end Dispenser products, trying to capture first-time buyers, and given Billy's commentary around just the positive drivers in Water, I'm wondering, do you guys either anecdotally or by quantifying, can you give any sense or you get any traction with some of these lower-end Dispenser products that would be interesting for Investors?

Matt Sheehan:

Yes, Mike; this is Matt. Good question. We're not sharing the SKU-by-SKU rollout of how each one do, but we certainly have things like pumps and crocks (phon) and tabletops that do really well in the marketplace, and we've been moving those into the market over the last few years and we do see those as fairly successful to help consumers get into the franchise, if you will. So we'll continue to push those because we can get consumers in at $25 and they still drink a lot of water, so we really like the strategy and we'll keep pushing it.

Billy Prim:

Yes, and I think it's worth adding there, Mike, that we've had some retailers that have noticed that too and are starting to add pumps in lower cost ways to get into this business. So that is perceptive and that's exactly what's happening in the marketplace, is your finding more ways to bring consumers and households into this business at a lower price point.

Michael Petusky:

Okay. I mean, intuitively I would think you might see a lot of that action in places or—places that have had some municipal water issues. I mean, is that true or is it just very difficult to say?

Matt Sheehan:

We definitely see those units move really, really well when we do have issues, but, frankly, Mike, those work everywhere and so when a consumer's thinking about committing to water, as we say, it's really nice for them to be able to take that step in with a $25, $35 dispenser, and so it certainly helps when there's a hurricane; that's a really nice option for them, but that's far from the only place this works.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Michael Petusky:

Okay. All right. Great. So, Billy has consistently kind of said that, look, the best investments that you guys have found is kind of reinvesting into the business. Does that change at all as you guys kind of move into 2017 with Glacier as a part of the business or do you think that kind of continues to be the case?

Billy Prim:

Well, it doesn't change and our strategy hasn't changed. Glacier is our core business. They operate a business that is our core and that's what we'll be investing in. We'll continue to invest in finding ways to put more sales to the locations that we have and to add new locations in these core categories that are working extremely well.

Michael Petusky:

Got you. All right. Great. Thanks, guys. Really appreciate it.

Operator:

Thank you. At this time I see no other questions in queue. I'd like to turn it back to Mr. Prim for any closing comments.

Billy Prim:

Okay. Thank you, guys. We would like to thank everyone for your participation on today's call and your interest in Primo Water. We look forward to providing you with an update on the combined businesses following the completion of the acquisition of Glacier Water. Have a good evening. Thank you.

Operator:

Ladies and gentlemen, thank you for your participation in today's conference. This concludes the program. You may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document may be deemed to be solicitation material in respect of the proposed transaction between Primo and Glacier. In connection with the proposed transaction, Primo has filed with the SEC a registration statement on Form S-4 (File No. 333-214200), containing a preliminary consent solicitation statement of Glacier and a preliminary prospectus of Primo. The final consent solicitation statement/prospectus will be delivered to the stockholders of Glacier. This document is not a substitute for the registration statement, definitive consent solicitation statement/prospectus or any other documents that may be filed with the SEC or sent to stockholders in connection with the proposed transaction. STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Stockholders may obtain copies of the consent solicitation statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Primo will be made available free of charge on Primo’s website at www.primowater.com. Investors and shareholders may also read and copy any materials filed with the SEC by the Company at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or visit the SEC’s website.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are not based on historical fact and are "forward-looking statements" within the meaning of the applicable securities laws and regulations. These statements can otherwise be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are subject to a number of risks and uncertainties. Factors that could cause actual results to differ include, among other things, the possibility that conditions to the closing of the Glacier Water acquisition may not be satisfied, the possibility that we may not be able to close the financing necessary to complete the Glacier Water acquisition, the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive acquisition agreement with Glacier Water, difficulties with the successful integration and realization of the anticipated benefits from the proposed Glacier Water acquisition, the possibility that the Company’s stock price may be affected after the Glacier Water acquisition by factors different than those currently affecting the Company’s stock price, the incurrence of costs related to the Glacier Water acquisition, changes to the Company’s board of directors and management in connection with the Glacier Water acquisition, the impact of the loss or non-retention of certain key personnel during the pendency of the Glacier Water acquisition or thereafter, the termination or renegotiation of agreements with customers, suppliers and other business partners in connection with the Glacier Water acquisition, the possibility that the Glacier Water acquisition may trigger certain change-of-control provisions in agreements with third parties, the possibility that the Company’s financial results following the Glacier Water acquisition may differ materially from the unaudited pro forma financial statements that have been or will be made available, any possible adverse impacts related to the implementation and integration of proper and effective internal controls in the combined company following the Glacier Water acquisition, and the Company's need for additional capital following the Glacier Water acquisition.

Owing to the uncertainties inherent in forward-looking statements, actual results could differ materially and adversely from those stated herein.

There are a number of other factors that could cause actual results to differ materially and adversely from those in the forward-looking statements contained in this document that include, but are not limited to, adverse changes in the Company's relationships with its independent bottlers, distributors and suppliers, the loss of major retail customers of the Company or the reduction in volume or change in timing of purchases by major retail customers, lower than anticipated consumer and retailer acceptance of and demand for the Company's products and services, the entry of a competitor with greater resources into the marketplace, competition and other business conditions in the water and water dispenser industries in general, the Company’s experiencing product liability, product recall or higher than anticipated rates of sales returns associated with product quality or safety issues, the loss of key Company personnel, changes in the regulatory framework governing the Company's business, the Company's inability to efficiently expand operations and capacity to meet growth, the Company's inability to develop, introduce and produce new product offerings within the anticipated timeframe or at all, the Company’s inability to comply with its covenants in its credit facility, significant liabilities or costs associated with litigation or other legal proceedings, as well as other risks described more fully in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K filed on March 9, 2016 and its subsequent filings under the Securities Exchange Act of 1934. Forward-looking statements reflect management's analysis as of the date of this document. The Company does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases or as otherwise required by applicable securities laws.

Participants in Solicitation

Primo, Glacier and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about the directors and executive officers of Primo is set forth in the proxy statement for Primo’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2016. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement on Form S-4 (File No. 333-214200) filed by Primo on October 24, 2016, containing a preliminary consent solicitation statement of Glacier and a preliminary prospectus of Primo, and will be contained in the definitive consent solicitation statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.